EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Mercury General Corporation:
We consent to the incorporation by reference in the registration statements (No. 333-62228) on Form S-3 and (Nos. 333-01583 and 333-125460) on Form S-8 of Mercury General Corporation of our reports dated February 10, 2014, with respect to the consolidated balance sheets of Mercury General Corporation and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 annual report on Form 10-K of Mercury General Corporation.
/s/ KPMG LLP
Los Angeles, California
February 10, 2014